SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                  Schedule 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)1



                               EXABYTE CORPORATION
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)


                                    300615101
                                 (CUSIP Number)


                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[ X ]   Rule 13d-1(d)


---------------------

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on following page(s))

===============================================================================
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Centennial Fund VI, L.P.
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                           (a)

                           (b)
-------------------------------------------------------------------------------
    3       SEC USE ONLY



-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
  NUMBER OF              5    SOLE VOTING POWER

   SHARES                     2,805,707
                 --------------------------------------------------------------
BENEFICIALLY             6    SHARED VOTING POWER

  OWNED BY                    -0-
                 --------------------------------------------------------------
   EACH                  7    SOLE DISPOSITIVE POWER

 REPORTING                    2,805,707
                 --------------------------------------------------------------
  PERSON                 8    SHARED DISPOSITIVE POWER

   WITH                        -0-
-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,805,707
-------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES (See instructions)



-------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            7.96%
-------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (See instructions)

            PN
===============================================================================

===============================================================================
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Centennial Holdings VI, LLC
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                           (a)

                           (b)
-------------------------------------------------------------------------------
    3       SEC USE ONLY



-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
  NUMBER OF              5    SOLE VOTING POWER

   SHARES                     2,889,442
                 --------------------------------------------------------------
BENEFICIALLY             6    SHARED VOTING POWER

  OWNED BY                    -0-
                 --------------------------------------------------------------
   EACH                  7    SOLE DISPOSITIVE POWER

 REPORTING                    2,889,442
                 --------------------------------------------------------------
  PERSON                 8    SHARED DISPOSITIVE POWER

   WITH                        -0-
-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,889,442
-------------------------------------------------------------------------------
    10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES (See instructions)



-------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            8.18%
-------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON (See instructions)

            HC
===============================================================================

Item 1(a).  Name of Issuer:

         Exabyte Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

         1685 38th Street
         Boulder, CO  80301

Item 2(a).  Name(s) of Person(s) Filing:

         1. Centennial Fund VI, L.P., a Delaware limited partnership ("Fund VI"), by virtue of its direct beneficial ownership of the Issuer's common stock ("Common Shares") and the Issuer's Series H Convertible Preferred Stock ( "Preferred Shares"), which is convertible into Common Shares at the option of the holder on a share-for-share basis; and

         2. Centennial Holdings VI, LLC, a Delaware limited liability company ("Holdings VI"), by virtue of its direct beneficial ownership of Common Shares and by virtue of being the sole general partner of Fund VI and the sole general partner of Centennial Entrepreneurs Fund VI, L.P. ("Entrepreneurs").

         Fund VI and Holdings VI are collectively referred to as the "Reporting Persons."

         Steven C. Halstedt, Jeffrey H. Schutz, Adam Goldman, David C. Hull, Jr., and Duncan T. Butler, Jr. are the sole managing principals of Holdings VI (collectively, the "Individual Principals"). By virtue of the relationships described above and their roles with the Reporting Persons, each of the Individual Principals may be deemed to control the Reporting Persons and may be deemed to possess indirect beneficial ownership of the Common Shares and Preferred Shares (collectively, the "Shares") held by Fund VI and Entrepreneurs. However, none of the Individual Principals, acting alone, has voting or investment power with respect to the Shares directly beneficially held by Fund VI or Entrepreneurs, and, as a result, each Individual Principal disclaims beneficial ownership of the Shares held by Fund VI and Entrepreneurs.

         With the exception of Duncan T. Butler,Jr., the Individual Principals are also the sole managing partners of Centennial Holdings V, L.P., which in turn is the sole general partner of Centennial Fund V, L.P. and Centennial Entrepreneurs Fund V, L.P. The Individual Principals are also the sole managing directors of Centennial Holdings I, LLC.

Item 2(b).  Address of Principal Business Office or, if None, Residence

         1428 15th Street, Denver, Colorado 80202

Item 2(c).  Citizenship:

         Delaware

Item 2(d).  Title of Class of Securities:

         Common Stock

Item 2(e).  CUSIP Number:

         300615101

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a)    Broker or dealer registered under section 15 of the Act
             (15 U.S.C. 78o);
      (b)    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
      (c)    Insurance company as defined in section 3(a)(19) of the Act
             (15 U.S.C. 78c);
      (d) Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);
      (e)    An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);
      (f) An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
      (g) A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
      (h) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
      (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
      (j)    Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

       Not applicable

Item 4.  Ownership.

      (a)    Amount beneficially owned:

             As of December 31, 2001, Fund VI directly beneficially owned 849,633 Common Shares and 1,956,074 Preferred Shares. Holdings VI directly beneficially owned 3,816 Common Shares and may be deemed to indirectly beneficially own the Common Shares and Preferred Shares directly owned by Fund VI and the 21,237 Common Shares and 58,682 Preferred Shares directly beneficially owned by Entrepreneurs.

             Excludes 1,194,015 Common Shares and 291,262 Preferred Shares directly beneficially owned by Centennial Fund V, L.P., 36,923 Common Shares and 8,738 Preferred Shares directly beneficially owned by Centennial Entrepreneurs Fund V, L.P., 4,269 Common Shares directly beneficially owned by Centennial Holdings V, L.P., and 16,989 Common Shares and 39,121 Preferred Shares directly beneficially owned by Centennial Holdings I, LLC.

       (b)   Percent of class:

             The 2,805,707 Shares directly beneficially held by Fund VI as of December 31, 2001 represent approximately 7.96% of the number of outstanding shares as of December 31, 2001.

             The 2,889,442 Shares directly and indirectly beneficially held by Holdings VI represent approximately 8.18% of the outstanding Common Shares as of December 31, 2001.

       (c)   Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote:
                                                        2,805,707 (Fund VI)
                                                        2,889,442 (Holdings VI)

            (ii) Shared power to vote or to direct the vote:     -0-

           (iii) Sole power to dispose or to direct the disposition of:
                                                        2,805,707 (Fund VI)
                                                        2,889,442 (Holdings VI)

            (iv) Shared power to dispose or to direct the disposition of:   -0-

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.



Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable

Item 8.  Identification and Classification of Members of the Group.

         Not applicable

Item 9.  Notice of Dissolution of Group.

         Not applicable

Item 10.  Certification.

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      February 14, 2002
                                      (Date)



                                      /s/ Jeffrey Schutz
                                      (Signature)

                                     Jeffrey Schutz,
                                     as managing principal of Centennial
                                     Holdings VI, LLC, the general partner of Centennial Fund VI, L.P.
                                     (Name/Title)